This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

April 27, 2004

3.

Press Release

The press release was issued on April 27, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce the assay results from Holes B-183 to B-214 as well as additional assays from Hole B-92, at Nevsun’s 90% owned Bisha Project in Eritrea.

The results continue to reflect a continuity of mineralization both along strike and down dip and demonstrates significant potential for a long term mine life from the primary sulphides of the Bisha Project, subsequent to the mining of the high grade oxide gold and copper supergene zones near surface.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on April 27, 2004.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

Massive Sulphides at Bisha Extended to Vertical Depths of 375 Meters and a Further 50 Meters to the South

           April 27, 2004

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce the assay results from Holes B-183 to B-214 as well as additional assays from Hole B-92, at Nevsun’s 90% owned Bisha Project in Eritrea.

The results continue to reflect a continuity of mineralization both along strike and down dip and demonstrates significant potential for a long term mine life from the primary sulphides of the Bisha Project, subsequent to the mining of the high grade oxide gold and copper supergene zones near surface.

HIGHLIGHTS:

  Hole B-212 extends massive sulphides by 75 meters to a vertical depth of 375 meters assaying 8.45% Zn, 0.62% Cu, 0.6 g/t Au and 56.9 g/t Ag over 58.5 meters

  Hole B-202 intersected supergene copper mineralization grading 8.1% Cu over 28.0 meters.

  Hole B-209 intersected 45.3 meters of massive sulphide mineralization  including 9.12% of supergene copper over 29 meters and primary mineralization  grading 10.36% Zn and 3.31% Cu over 15.3 meters

  Holes B-200 and B-206 extend massive sulphide mineralization south an additional 50 meters.

Assay results from 25 diamond drill holes at the Bisha Main Zone are listed below by mineral zones: O-Oxide, S-Supergene sulphides, P-Primary sulphides, Str-Stringer.  Zinc enriched sections have been averaged using a 2.0% lower cut-off and a 30% upper cut-off.

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Zone	Section
Supergene
B-202	72	100	28	0.48	55.8	8.14	0.41	0.76	S	1715725
B-209	52.5	81.5	29.0	0.95	73.37	9.12	0	0.07	S	1715650
B-213	58.9	82.0	23.1	0.38	24.68	3.37	0.07	0.03	S
Primary
B-183	88.7	117.5	28.8	0.61	60.78	1.12	0.42	11.19	P	1715275
B-185	97.8	142	44.2	0.66	56.89	1.33	0.33	6.84	P	1715275
and	100.3	120	19.7	0.63	69.45	1.07	0.66	13.22	P/Str
and	120	131.2	11.2	0.82	59.78	2.28	0.03	1.7	Str
B-187	122.55	135.65	13.1	0.67	71.37	1.07	0.68	14.2	P	1715275
and	143.5	160	16.5	0.39	27.6	1.26	0	0.63	Str
B-188	104.35	137.5	33.15	0.79	80.5	1.3	0.2	8.7	P	1715225
B-190	116.8	145.2	28.4	0.68	70.09	1.41	0.45	10.49	P	1715225
and	158.5	163.8	5.3	0.55	59.87	2.37	0	0.18	Str	1715225
B-192	100	141	41	0.59	31.92	0.61	0.15	3.87	P	1715375

and	141	151	10	0.23	10.68	0.54	0.01	0.46	P/Str
Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Zone	Section
B-194	111.6	140.5	28.9	0.79	48.34	0.94	0.24	7.61	P/Str	1715375
and	140.5	149.5	9	0.36	21.64	1.01	0.01	0.39	P
and	155.5	163	7.5	0.15	3.2	0.39	0	0.08	Str
B-195	226.3	243.9	23.6	0.46	41.06	0.61	0.41	10.32	P	1715350
B-196	248.5	274.5	26	0.46	23.38	0.66	0.1	2.95	P/Str	1715400
Incl.	248.5	254.5	6	1.14	58.25	0.81	0.4	12.28	P
B-199	185.8	222	36.2	0.73	64.96	1.05	0.29	8.67	P	1715150
B-200	213.7	243.65	29.95	0.89	62.64	0.96	0.27	8.33	P	1715125
B-204	70.5	103	32.5	0.03	3.11	0.93	0.05	0.07	S/P	1715725
and	128.4	139	10.6	0.61	61.25	0.6	0.24	7.42	P
B-205	161.1	162.75	1.65	0.54	18.0	0.43	0.02	0.87	P	1715800
B-206	268.18	287.6	18.42	0.60	27.04	1.13	0.04	2.69	P	1715100
B-207	91	97	6	0	0.5	0.45	0.01	0.03	P	1715775
B-208	66.0	77.5	11.5	0	0.57	1.43	0	0.03	Str/S	1715750
B-209	40.3	51.5	11.2	3.35	235.28	0.03	0	0.02	S/P	1715650
and	51.5	96.8	45.3	0.91	81.24	7.02	0	3.54	S/P
Incl.	81.5	96.8	15.3	0.85	99.65	3.31	0	10.36	P
B-210	86.25	115.0	28.75	0.81	55.83	1.18	0.28	9.51	P	1715325
and	115.0	128.4	13.4	0.42	31.17	1.13	0.14	0.97	Str
B-211	59.85	96.0	36.15	0.54	21.48	2.75	0.09	0.21	Str	1715625
and	115.7	143.15	27.45	0.85	58.24	0.79	0.40	8.97	P
B-212	353.5	412.0	58.5	0.61	56.9	0.62	0.43	8.45	P	1715500
B-213	58.9	103.3	44.4	0.57	23.31	2.07	0.08	0.64	S/P	1715600
And	131.5	169.8	38.3	0.71	72.39	1.18	0.40	10.74	P
Incl.	131.5	160.25	28.75	0.86	94.1	1.39	0.53	14.14	P
B-214	200.7	227.0	26.3	0.68	76.97	0.76	0.56	14.69	P	1715650
B-92	194.82	210.9	16.06	0.58	86.75	0.58	0.99	18.62	P	1715250
and	220.0	227.5	7.5	0.46	51.6	2.49	0	0.25	P
Oxide Cu
B-207	35.6	39	3.4	0	6.76	0.71	0	0.02	O	1715775
B-213	7.5	16.5	9.0	0.02	0.5	0.38	0.20	0.34	O	1715600
B-214	7.0	9.7	2.7	0.01	0.50	0.46	0	0.28	O	1715650

Hole B-203 drilled over the top of what is now interpreted to be massive sulphide mineralization steeply plunging to the south. It encountered sulphide stringers that averaged 0.25% Zn over 11.7 meters. Hole B-200 drilled underneath B-203 and intersected massive sulphides at a vertical depth of approximately 200 meter that averaged 8.3% Zn over 29.95 meters. Hole B-197 intersected disseminated sulphide mineralization similar to that seen in hole B-203. Hole B-199 drilled underneath Hole B-197 and intersected significant widths of massive sulphide mineralization. A significant increase in the degree of plunge of the sulphide mineralization at the south end of the deposit is indicated.

Assays for Hole B-189 are still being processed and will be reported when available.

Holes B-205, B-207 and B-208 intersected narrow and lower grade widths of sulphides in a localized area where past drilling had indicated a thinning of the sulphide horizon. The area is also interpreted to be underlain by a northwest trending fault that may play a roll in the diminished thickness of mineralization.

Holes B-184, B-186, B-191, B-193, B-198 and B-201 were all exploration hole drilled 1.5 to 2 kilometers to the southwest of the Main Zone that targeted geophysical responses. Stringer style sulphide mineralization geochemicaly enriched in zinc, for example B-191 averaging 0.45% Zn over 10.8m has been intersected. It is possible that massive sulphides are present at depth. The targeted gravity anomaly is not adequately explained and further interpretive work and drilling are planned for later in the year.

Assays on additional holes drilled will be released as available.

The reverse circulation drill has arrived on the property but unfortunately has experienced significant difficulties in drilling due to a lack of spare parts. A total of 8,000 meters of reverse circulation drilling was planned to infill the Bisha Main Zone targeting mostly the oxide gold and supergene copper horizons. Due to the significant delays a third party resource estimate for the Bisha Main Zone is now projected for completion early in the third quarter. It is planned to have approximately 14 water wells established in the area for hydrological purposes. These will be monitored on a regular basis to determine the signature of the water resources in the area and their availability for processing plant purposes.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Nevsun implemented a QA/QC program, consisting of certified standards, for the drill program. The analytical methods used for gold and silver are fire assay with atomic absorption or gravimetric finish. Induced Coupled Plasma (ICP) is used for silver trace level values. The analytical methods used for the base metals are aqua-regia digestion and atomic absorption finish or ICP for trace level values. Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "Dr. John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com